SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. _)*

                               Landec Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    514766104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

  Michael L. Williams, 306 N. Main Street, Monticello IN 47960, (219) 583-2900
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 30, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                     SCHEDULE 13D

--------------------------------                                                    --------------------------------
CUSIP No. 514766104                                                                 Page 1 of 6 Pages
--------------------------------                                                    --------------------------------


-------------- -----------------------------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Michael L. Williams
-------------- -----------------------------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a) |_|
                   N/A                                                                                      (b) |_|
-------------- -----------------------------------------------------------------------------------------------------
3              SEC USE ONLY

-------------- -----------------------------------------------------------------------------------------------------
4              SOURCE OF FUNDS
                   SC
-------------- -----------------------------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO                             |_|
                 ITEMS 2(d) or 2(e)

-------------- -----------------------------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.
---------------------- ----- ---------------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                                 1,342,347
      NUMBER OF
       SHARES          ----- ---------------------------------------------------------------------------------------
    BENEFICIALLY       8     SHARED VOTING POWER
      OWNED BY
        EACH           ----- ---------------------------------------------------------------------------------------
      REPORTING        9     SOLE DISPOSITIVE POWER
       PERSON                    1,342,347
        WITH           ----- ---------------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

---------------------- ----- ---------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 1,342,347
-------------- -----------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                          |_|

-------------- -----------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               10.6%*
-------------- -----------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON
                   IN
-------------- -----------------------------------------------------------------------------------------------------

* Calculated based on the 12,683,936 shares of the Issuer's Common Stock outstanding as of October 7, 1997.

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No. 514766104                                      Page 2 of 6 Pages
-----------------------                                  -----------------------


Item 1 - Security and Issuer

     This statement on Schedule 13D relates to common stock, no par value ("Common Stock"), of Landec Corporation, a California corporation ("Landec" or the "Issuer"). The principal executive office of the Issuer is at 3603 Haven Avenue, Menlo Park, CA 94025.

Item 2 - Identity and Background

     (a) The name of the person filing this statement is Michael L. Williams.

     (b) The principal business address of Mr. Williams is 306 North Main Street, Monticello, Indiana 47960.

     (c) Mr. Williams is a Senior Vice President of Intellicoat Corporation, a subsidiary of Landec. Intellicoat Corporation's principal place of business is at 3603 Haven Avenue, Menlo Park, CA 94025, and its Fielder's Choice Hybrids division is located at 306 North Main Street, Monticello, IN 47960.

     (d) During the past five years, Mr. Williams has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, Mr. Williams was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State securities laws or finding any violations with respect to such laws.

     (f) Mr. Williams is a citizen of the U.S.A.

Item 3 - Source and Amount of Funds or Other Consideration

     Pursuant to an Agreement and Plan of Reorganization dated August 21, 1997 (the "Reorganization Agreement"), among Landec, Intellicoat Corporation (a subsidiary of Landec), Williams & Sun, Inc. (d/b/a Fielder's Choice Hybrids)
("Fielder's Choice"), and Mr. Williams, Intellicoat Corporation acquired Fielder's Choice and the shareholders of Fielder's Choice surrendered their Fielder's Choice shares and received shares of Common Stock of Landec and cash in return. The acquisition was consummated on September 30, 1997. Mr. Williams, who was the majority shareholder of Fielder's Choice, exchanged his entire stock holding in Fielder's Choice for 1,342,347 shares of Landec Common Stock and $2,527,037.25 in cash. The foregoing summary of the merger is qualified in its entirety by reference to the copy of the Reorganization Agreement included as
Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4 - Purpose of Transaction

     The principal purpose of the acquisition of Shares in the Issuer by Mr. Williams pursuant to the Reorganization Agreement was investment. Mr. Williams does not have any plans or proposals which relate to or would result in:

     (a) The acquisition of additional securities of the Issuer, or the disposition of any securities of the Issuer, other than sales, from time to time, of the Common Stock of the Issuer in accordance with the Securities Act of 1933, as amended (the "Securities Act");

     (b)     An  extraordinary   corporate   transaction,   such  as  a  merger,
             reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, nor any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) A material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g)     Any  change  in  the  Issuer's   charter,   bylaws  or  instruments
             corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in the interdealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)     Any action similar to any of those enumerated above.

Item 5 - Interest in Securities of the Issuer

     (a)-(b). As a result of the merger, Mr. Williams owns 1,342,347 shares of Common Stock of Landec. Such Common Stock constitutes approximately 10.6% of the issued and outstanding shares of Landec Common Stock (calculated based on the 12,683,936 shares of Landec Common Stock outstanding as of October 7, 1997). Mr. Williams has sole voting and dispositive power over the 1,342,347 shares.

     (c)     Not applicable.

     (d)     Not applicable.

     (e)     Not applicable.

Item 6 - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 3 for a description of the Reorganization Agreement. The Reorganization Agreement includes a cash earn-out payable to Mr. Williams based on future performance of the Fielder's Choice division of Intellicoat Corporation.

Item 7 - Material to be Filed as Exhibits

     The Following document is filed as an exhibit:

     Exhibit 1. Agreement and Plan of Reorganization dated August 21, 1997, among Landec, Intellicoat Corporation, Williams & Sun, Inc., and Michael L. Williams. Such exhibit is incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q for the Fiscal Quarter ended July 31, 1997, filed by Landec with the Securities and Exchange Commission on September 15, 1997.

                                  SCHEDULE 13D

-----------------------                                  -----------------------
CUSIP No. 514766104                                      Page 5 of 6 Pages
-----------------------                                  -----------------------


Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 9, 1997                              /s/      Michael L. Williams
                                                    ----------------------------
                                                    Michael L. Williams
                                                    Senior Vice President,
                                                    Intellicoat Corporation


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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CUSIP No. 514766104                                      Page 6 of 6 Pages
-----------------------                                  -----------------------


                                  EXHIBIT INDEX


                                                                                     Sequentially
                                                                                       Numbered
Exhibit  Description                                                                     Page
-------  -----------                                                                     ----

1        Agreement  and Plan of  Reorganization  dated  August 21,  1997,  among
         Landec,  Intellicoat Corporation,  Williams & Sun, Inc., and Michael L.
         Williams*


-----------------
* Incorporated by reference to Exhibit 2.1 to the Quarterly Report on Form 10-Q for the Fiscal Quarter ended July 31, 1997, filed by Landec with the Securities and Exchange Commission on September 15, 1997.